Exhibit 21.1

Subsidiaries of WillScot Corporation

The following is a listing of Subsidiaries of WillScot Corporation, including the name under which they do business and their jurisdictions of incorporation, as of December 31, 2017.

Company Name	Jurisdiction of Incorporation
Acton Mobile Holdings LLC	Delaware
New Acton Mobile Industries, LLC	Delaware
Onsite Space LLC	Indiana
Williams Scotsman Holdings Corp.	Delaware
WS Equipment II, LLC	Delaware
Williams Scotsman, Inc.	Maryland
Williams Scotsman International, Inc.	Delaware
Williams Scotsman Mexico S. de R. L. de C.V.	The Federal District (Mexico City)
Williams Scotsman of Canada, Inc.	Ontario, Canada
WS Servicios de Mexico, S. de R. L. de C.V.	The Federal District (Mexico City)